

April 22, 2011

Via E-mail

Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 14, 2011**
> **File No. 333-171700**

Dear Mr. Maxted:

We have reviewed your letter dated April 22, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Critical Accounting Policies, page 67

Receivables, page 68

1.   We note the proposed revisions provided in response to prior comment one of our letter dated April 21, 2011. As it relates the reimbursable development costs from the EO

Group, please expand to further explain why you believe you will recover a portion of the amount receivable, and the specific actions you intend to take to collect such amounts.

Notes to Consolidated Financial Statements, page F-8

Note 16 Income Taxes, page F-31

2.   We note the proposed revisions provided in response to prior comment two of our letter dated April 21, 2011. Please revise these disclosures to further clarify the impact of the valuation allowance reversal on your financial statements. Please also include more specific disclosure regarding your projection of future taxable income and the recognition of the Ghana deferred tax asset. As applicable, please ensure you revise disclosures elsewhere in the document.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Mark C. Shannon -for-

H. Roger Schwall
Assistant Director